                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 18)*

               American Real Estate Partners, L.P.
                         (Name of Issuer)

   Depositary Units Representing Limited Partnership Interests
                  (Title of Class of Securities)

                           029169 10 9
                          (CUSIP Number)

                       Marc Weitzen, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        September 25, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          High Coast Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               31,515,044

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               31,515,044

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,515,044

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          68.2%

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American Property Investors, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               31,515,044

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               31,515,044

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,515,044

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /x/
          Excludes all depositary units owned of record by API Nominee
          Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          68.2%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               31,515,044

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               31,515,044

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,515,044

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /x/
          Excludes all depositary units owned of record by API Nominee
          Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          68.2%

14   TYPE OF REPORTING PERSON*
          IN

                     SCHEDULE 13D - Amendment No. 18

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1, dated November 16, 1990, Amendment No. 2, dated March 19, 1992, Amendment No. 3, dated March 18, 1993, Amendment No. 4, dated May 13, 1993, Amendment No. 5, dated March 24, 1994, Amendment No. 6, dated July 28, 1994, Amendment No. 7, dated July 29, 1994, Amendment No. 8, dated April 13, 1994, Amendment No. 9, dated August 30, 1995, Amendment No. 10, dated September 14, 1995, Amendment No. 11, dated January 19, 1996, Amendment No. 12, dated January 22, 1996, Amendment No. 13, dated March 8, 1996, Amendment No. 14, dated June 21, 1996, Amendment No. 15 dated September 18, 1996, Amendment No. 16, dated January 2, 1997 and Amendment No. 17, dated July 23, 1997, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Registrants' prior statements on Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended to add the following:

          The aggregate purchase price of the 17,619,332 depositary units representing limited partner interests in the Issuer (the "Depositary Units") and being reported herein as purchased by High Coast was $185,002,986. The source of funds for the purchase of Depositary Units was capital contributions by Tortoise Corp., an affiliate of each of the Registrants.

Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          Pursuant to the registration statement which became effective on August 7, 1997 ("Registration Statement"), the Issuer issued to holders of record of Depositary Units, as of the close of business on August 8, 1997, (the "Record Date") one subscription right (each, a "Right") for each five Depositary Units held. Each Right entitled the holder thereof (the "Rights Holder") to purchase the following securities ("Basic Subscription Right"):
(i) four Depositary Units and (ii) one 5% cumulative pay-in-kind redeemable preferred unit representing a limited partner interest in Issuer (the "Preferred Units"). Each exercising Rights Holder was entitled to subscribe for all or any portion of the Depositary Units and Preferred Units which were not otherwise subscribed for by other Rights Holders (the "Over-Subscription Privilege"). In addition, as discussed in Registrants' Amendment No. 17 to the Schedule 13D, previously filed by the Registrants with the SEC on July 23, 1997, High Coast agreed to act as the guarantor ("Guarantor"), pursuant to the Subscription Guaranty Agreement, in order to purchase all other Depositary Units and Preferred Units not subscribed for by other Rights Holders ("Subscription Guaranty").

          Prior to the Rights Offering, Registrants held 13,895,712 Depositary Units and 1,920,945 Preferred Units. Through the exercise of their Basic Subscription Rights, Registrants subscribed for and purchased
11,116,568 Depositary Units and 2,779,142 Preferred Units.   Pursuant to
the Subscription Guaranty Agreement, Registrants purchased an additional 6,502,764 Depositary Units and 1,625,691 Preferred Units.

          Registrants acquired the Depositary Units for investment purposes and to provide additional capital for the Issuer. Registrants' may acquire additional Depositary Units as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Registrants also reserve the right to dispose of some or all of their Depositary Units in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended and restated as follows:

          As of the close of business on September 25, 1997, Registrants may be deemed to beneficially own, in the aggregate, 31,515,044 Depositary Units, representing approximately 68.2% of the Issuer's outstanding Depositary Units and 6,325,778 Preferred Units, representing approximately 86.5% of Issuer's outstanding Preferred Units. High Coast is the direct beneficial owner of such Depositary Units.

          API may be deemed to indirectly beneficially own the Depositary Units which High Coast directly beneficially owns. API disclaims beneficial ownership of the Depositary Units for all other purposes.

          Icahn may be deemed to indirectly beneficially own the Depositary Units which API and High Coast directly beneficially own. Mr. Icahn disclaims beneficial ownership of such Depositary Units for all other purposes.

          Registrants may be deemed to beneficially own the Depositary Units held of record by API Nominee Corp. but Registrants disclaim beneficial ownership of all such Depositary Units.

          The following table sets forth all purchases with respect to the Depositary Units effected during the past sixty (60) days by the Registrants. Each transaction set forth below reflects a purchase by High Coast effected in accordance with the Rights Offering.


                         PRICE PER                     NUMBER OF
TRANSACTION DATE         DEPOSITARY UNIT ($)           DEPOSITARY UNITS
9/10/97                  10.50                         11,116,568
9/25/97                  10.50                         6,502,764


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 is hereby amended to add the following:

          In consideration of the Subscription Guaranty granted pursuant to the Subscription Guaranty Agreement, High Coast has been granted three demand and unlimited piggyback registration rights with respect to the Depositary Units.


                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated:  September 29, 1997


                                   HIGH COAST LIMITED PARTNERSHIP

                                   By: American Property Investors, Inc.
                                   Its: General Partner



                                   By: /s/ Carl C. Icahn
                                        Chairman of the Board

                                   AMERICAN PROPERTY INVESTORS, INC.



                                   By: /s/ Carl C. Icahn
                                        Chairman of the Board

                                   CARL C. ICAHN



                                   /s/ Carl C. Icahn
                                        Carl C. Icahn

             [Signature Page for AREP 13D Amendment No. 18]